Exhibit 99.1

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc:

Management has prepared the information and representations in this interim report. The unaudited condensed consolidated interim financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the “Group”) have been prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IFRS”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated interim financial statements are presented fairly, in all material respects.

The accompanying Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information are produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of ICOFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At March 31, 2024 management evaluated the effectiveness of the Group’s ICOFR and concluded that such ICOFR was effective based on the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of four independent non-executive directors. This Committee meets periodically with management, the external auditor and internal auditor to review accounting, auditing, internal control and financial reporting matters.

These unaudited condensed consolidated interim financial statements have not been audited by the Group’s independent auditor.

The unaudited condensed consolidated interim financial statements for the period ended March 31, 2024 were approved by the Board of Directors and signed on its behalf on May 13, 2024.

(Signed) J.M. Learmonth	(Signed) C.O. Goodburn

Chief Executive Officer	Chief Financial Officer

1

Caledonia Mining Corporation Plc

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the		Three months ended
		March 31,
Unaudited	Note	2024	2023

Revenue		38,528	29,435
Royalty		(1,934)	(1,480)
Production costs	6	(18,960)	(19,850)
Depreciation	14	(3,819)	(2,255)
Gross profit		13,815	5,850
Net foreign exchange (loss) gain	7	(4,139)	1,533
Administrative expenses	8	(2,611)	(5,938)
Net derivative financial instrument expense	9	(302)	(434)
Equity-settled share-based expense	10.2	(201)	(110)
Cash-settled share-based expense	10.1	(53)	(280)
Other expenses	11	(600)	(640)
Other income		164	18
Operating profit (loss)		6,073	(1)
Finance income	12	6	5
Finance cost	12	(732)	(772)
Profit (loss) before tax		5,347	(768)
Tax expense		(2,530)	(3,502)
Profit (loss) for the period		2,817	(4,270)

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(144)	(369)
Total comprehensive income for the period		2,673	(4,639)

Profit (loss) attributable to:
Owners of the Company		2,131	(5,030)
Non-controlling interests		686	760
Profit (loss) for the period		2,817	(4,270)

Total comprehensive income attributable to:
Owners of the Company		1,987	(5,399)
Non-controlling interests		686	760
Total comprehensive income for the period		2,673	(4,639)

Earnings (loss) per share
Basic earnings (loss) per share ($)		0.10	(0.30)
Diluted earnings (loss) per share ($)		0.10	(0.30)

The accompanying notes on pages 6 to 30 are an integral part of these consolidated financial statements.

On behalf of the Board: “J.M. Learmonth”- Chief Executive Officer and “C.O. Goodburn”- Chief Financial Officer.

2

Caledonia Mining Corporation Plc

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited		March 31,	December 31,
As at	Note	2024	2023

Assets
Exploration and evaluation assets	13	94,702	94,272
Property, plant and equipment	14	179,424	179,649
Deferred tax asset		181	153
Total non-current assets		274,307	274,074

Income tax receivable		80	1,120
Inventories	15	20,542	20,304
Derivative financial assets	9.1	26	88
Trade and other receivables	16	7,558	9,952
Prepayments	17	3,947	2,538
Cash and cash equivalents	18	1,831	6,708
Assets held for sale	19	13,486	13,519
Total current assets		47,470	54,229
Total assets		321,777	328,303

Equity and liabilities
Share capital	20	165,147	165,068
Reserves		137,876	137,819
Retained loss		(66,414)	(63,172)
Equity attributable to shareholders		236,609	239,715
Non-controlling interests		24,407	24,477
Total equity		261,016	264,192

Liabilities
Deferred tax liabilities		5,340	6,131
Provisions	21	10,395	10,985
Loan notes - long term portion	22	6,405	6,447
Cash-settled share-based payment - long term portion	10.1	441	374
Lease liabilities - long term portion		30	41
Total non-current liabilities		22,611	23,978

Cash-settled share-based payment - short term portion	10.1	313	920
Income tax payable		102	10
Lease liabilities - short term portion		141	167
Loan notes - short term portion	22	665	665
Trade and other payables	23	20,842	20,503
Overdraft and term loans	18	15,991	17,740
Liabilities associated with assets held for sale	19	96	128
Total current liabilities		38,150	40,133
Total liabilities		60,761	64,111
Total equity and liabilities		321,777	328,303

The accompanying notes on pages 6 to 30 are an integral part of these consolidated financial statements.

3

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity

For the years ended December 31,

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited

	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity- settled share-based payment reserve	Retained loss	Total	Non- controlling interests (NCI)	Total equity
Balance December 31, 2022		83,471	(9,787)	132,591	14,997	(50,222)	171,050	22,409	193,459
Transactions with owners:
Dividends declared		-	-	-	-	(627)	(627)	(1,512)	(2,139)
Share-based payments:
- Shares issued on settlement of incentive plan awards	10.1	351	-	-	-	-	351	-	351
- Equity-settled share-based expense	10.2	-	-	-	110	-	110	-	110
Shares issued:
- Bilboes acquisition		62,394	-	-	-	-	62,394	-	62,394
- Equity raise (net of transaction cost)	20	10,014	-	-	-	-	10,014	-	10,014
Total comprehensive income:		-	-	-	-	-
(Loss) profit for the period		-	-	-	-	(5,030)	(5,030)	760	(4,270)
Other comprehensive income for the period		-	(369)	-	-	-	(369)	-	(369)
Balance at March 31, 2023		156,230	(10,156)	132,591	15,107	(55,879)	237,893	21,657	259,550

Balance December 31, 2023		165,068	(10,409)	132,591	15,637	(63,172)	239,715	24,477	264,192
Transactions with owners:
Dividends declared*		-	-	-	-	(5,373)	(5,373)	(756)	(6,129)
Share-based payments:
- Shares issued on settlement of incentive plan awards	10.1	79	-	-	-	-	79	-	79
- Equity-settled share-based expense	10.2	-	-	-	201	-	201	-	201
Total comprehensive income:
Profit for the period		-	-	-	-	2,131	2,131	686	2,817
Other comprehensive income for the period		-	(144)	-	-	-	(144)	-	(144)
Balance at March 31, 2024		165,147	(10,553)	132,591	15,838	(66,414)	236,609	24,407	261,016
	Note	20

* Dividends of $2.7 million declared on January 2, 2024 was paid on January 26, 2024. Dividends declared and accrued for on March 27, 2024 were $2.7 million. Dividends to NCI declared and accrued for during the period amounted to $756.

The accompanying notes on pages 6 to 30 are an integral part of these consolidated financial statements.

4

Caledonia Mining Corporation Plc

Consolidated statements of cash flows

For the years ended December 31,

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited		Three months ended March 31,
	Note	2024	2023

Cash inflow from operations	24	6,535	664
Interest received		6	5
Finance costs paid		(573)	(200)
Tax paid		(1,081)	(1,345)
Net cash inflow (outflow) from operating activities		4,887	(876)

Cash flows used in investing activities
Acquisition of property, plant and equipment	14	(3,741)	(4,593)
Acquisition of exploration and evaluation assets	13	(430)	(144)
Acquisition of put options	9.1	(240)	–
Net cash used in investing activities		(4,411)	(4,737)

Cash flows from financing activities
Dividends paid		(2,720)	(2,424)
Payment of lease liabilities		(37)	(37)
Shares issued – equity raise (net of transaction cost)	20	–	10,823
Loan notes - Motapa payment	22.1	–	(5,399)
Loan notes - solar bond issue receipts (net of transaction cost)	22.2	–	4,500
Net cash (used in) from financing activities		(2,757)	7,463

Net (decrease) increase in cash and cash equivalents		(2,281)	1,850
Effect of exchange rate fluctuations on cash and cash equivalents		(847)	(157)
Net cash and cash equivalents at the beginning of the period		(11,032)	1,496
Net cash and cash equivalents at the end of the period		(14,160)	3,189

The accompanying notes on pages 6 to 30 are an integral part of these consolidated financial statements.

5

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

1	Reporting entity

Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is a company domiciled in Jersey, Channel Islands. The Company’s registered office address is B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands.

These unaudited condensed consolidated interim financial statements as at and for the three months ended March 31, 2024 are of the Company and its subsidiaries (the “Group”). The Group’s primary involvement is in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American LLC stock exchange (symbol – “CMCL”). Depository interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol – “CMCL”). Caledonia listed on the Victoria Falls Stock Exchange (“VFEX”) (symbol – “CMCL”) on December 2, 2021. Caledonia voluntary delisted from the Toronto Stock Exchange (the “TSX”) on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws until it demonstrates that Canadian shareholders represent less than 2% of issued share capital.

2	Basis of preparation

(a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual financial statements prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IFRS”) have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2023.

(b)	Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for:

•	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates;

•	equity-settled share-based payment arrangements measured at fair value on the grant date; and

•	derivative financial assets measured at fair value.

(c)	Functional currency

These unaudited condensed consolidated interim financial statements are presented in United States Dollar (“$” or “US Dollars” or “USD”), which is also the functional currency of the Company. All financial information presented in US Dollars has been rounded to the nearest thousand, unless indicated otherwise. Refer to note 7 for changes to Zimbabwean real-time gross settlement, bond notes or bond coins (“RTGS$”), the Zimbabwe Gold (“ZiG”) and its effect on the consolidated statement of profit or loss and other comprehensive income.

6

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements

In preparing these unaudited condensed consolidated interim financial statements, management has made accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively.

(a)	Judgement

Judgement is required when assessing whether the Group controls an entity or not. Controlled entities are consolidated. Further information is given in notes 4.

For judgement applied to:

•	determine functional currency of entities in the Group and the use of the interbank rate of exchange to translate RTGS$, refer to note 7.

4	Material accounting policies

The same accounting policies and methods of computation, except as included below, have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements as compared to the Group’s annual consolidated financial statements for the year ended December 31, 2023. In addition, the accounting policies have been applied consistently throughout the Group.

(a)	Exploration and evaluation assets

Qualifying exploration costs are capitalised as incurred. Costs incurred before the legal rights to explore are obtained are recognised in profit or loss. The costs related to speculative drilling on unestablished orebodies at the Blanket Mine, general administrative or overhead costs are expensed as incurred. Exploration and evaluation costs capitalised are disclosed under Exploration and evaluation assets. Qualifying direct expenditures include such costs as mineral rights, options to acquire mineral rights, materials used, surveying costs, drilling costs, payments made to contractors, direct administrative costs and depreciation on property, plant and equipment during the exploration phase.

Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period they occur.

Once the technical feasibility and commercial viability of the mining project have been determined, the property is considered to be a mine under development and moved to the mine development, infrastructure and other asset category within property, plant and equipment. Capitalised direct costs related to the acquisition, exploration and development of mineral properties remain capitalised, at their initial cost, until the properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. Exploration and evaluation assets are tested for impairment at least annually, and before the assets are transferred to mine development, infrastructure and other assets or when an indicator of impairment is identified.

Exploration and evaluation assets are not depreciated.

7

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(a)	Exploration and evaluation assets (continued)

The Group also makes assumptions and estimates regarding the technical feasibility and commercial viability of its mineral projects and the possible impairment of E&E assets by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances e.g. such as the completion of a feasibility study indicating construction, funding and economic returns that are sufficient. Assumptions and estimates made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalised is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amount of exploration and evaluation assets depends on the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

(b)	Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Such assets, or disposal groups, are generally measured at the lower of their carrying amount or fair value less costs to sell. Impairment losses on initial classification as held for sale or held for distribution and subsequent gains and losses on remeasurement are recognised in profit or loss.

Once classified as held for sale property, plant and equipment are no longer depreciated.

(c)	Revenue

Revenue comprises the sale of bullion.

Revenue is measured based on the consideration specified in a contract with the customer. Revenue is recognised when bullion is transferred to the customer and the sales price is fixed. It is at this point that the customer obtains control of the bullion and recovery of the consideration is probable.

In accordance with the requirements of the Zimbabwe Government, all gold must be delivered to Fidelity Gold Refinery (Private) Limited (Fidelity), a subsidiary of the Reserve Bank of Zimbabwe), for initial in-country refining.

(i)	Blanket

In accordance with the requirements of the Zimbabwe Government, 25% of the gold must be sold to Fidelity and 75% may be exported under the gold dealing licence held by Fidelity and proceeds of gold revenue are received 75% in USD and 25% in RTGS$.

(ii)	Bilboes

Bilboes revenue during the year was recognised from sales to Fidelity as a “small-scale producer” measured at the previous day’s 6pm London Bullion Market Association price less a 5% discount. The revenue was received 100% in USD and settlement occurs immediately after the bullion is delivered.

8

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Zimbabwean Government pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owning the Blanket Mine (also referred to herein as “Blanket” or “Blanket Mine” as the context requires) for a paid transactional value of $30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;
•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;
•	sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and
•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition, Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Following a modification to the interest rate on June 23, 2017, outstanding balances on these facilitation loans attract interest at a rate of the lower of a fixed 7.25% per annum payable quarterly or 80% of the Blanket Mine dividend in the quarter. The timing of the loan repayments depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. The Group related facilitation loans were transferred as dividends in specie intra-group and now the loans and most of the interest thereon is payable to the Company.

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly-owned subsidiary of the Company, performed an assessment using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10). It was concluded that CHZ should consolidate Blanket Mine after the indigenisation. The subscription agreements with the indigenous shareholders have been accounted for accordingly as a transaction with non-controlling interests and as a share-based payment transaction.

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro; and
(c)	100% of the 10% shareholding of the Community Trust.
•	This effectively means that NCI was initially recognised at 16.2% of the net assets of Blanket Mine, until the completion of the transaction with Fremiro, whereby the NCI reduced to 13.2% (see below).

9

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment (continued)

•	The remaining 80% of the shareholding of NIEEF and Fremiro was recognised as NCI to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans, including interest.
•	The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on the BETS facilitation loan, they will accrue to the employees at the date of such declaration.
•	BETS is an entity effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Fremiro purchase agreement

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase Fremiro’s 15% shareholding in Blanket Mine. On January 20, 2020 all substantive conditions to the transaction were satisfied. The Company issued 727,266 shares to Fremiro for the cancellation of their facilitation loan and purchase of Fremiro’s 15% shareholding in Blanket Mine. The transaction was accounted for as a repurchase of a previously vested equity instrument. As a result, the Fremiro share of the NCI of $3,600 was derecognised, shares were issued at fair value, the share-based payment reserve was reduced by $2,247 and the Company’s shareholding in Blanket Mine increased to 64% on the effective date.

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances

		Effective interest & NCI	NCI subject to facilitation	Balance of facilitation loan #
USD	Shareholding	recognised	loan	March 31, 2024	December 31, 2023
NIEEF	16%	3.2%	12.8%	8,087	8,489
Community Trust	10%	10.0%	0.0%	–	–
BETS ~	10%	- *	- *	4,595	4,908
	36%	13.2%	12.8%	12,682	13,397

* The shares held by BETS are effectively treated as treasury shares (see above).

~ Accounted for under IAS19 Employee Benefits.

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

The balance on the facilitation loans is reconciled as follows:

	2024	2023

Balance at January 1	13,397	15,026
Interest incurred	229	259
Dividends used to repay loan	(944)	(1,888)
Balance at March 31	12,682	13,397

10

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

6	Production costs

	2024	2023

Blanket Mine	18,176	16,504
Salaries and wages	7,113	6,184
Consumable materials	6,319	5,569
Electricity costs	3,196	2,934
Safety	220	261
Cash-settled share-based expense (note 10.1(a))	90	394
On mine administration	823	625
Security	305	239
Solar operations and maintenance services	51	279
Pre-feasibility exploration costs	59	19

Bilboes	784	3,346
Salaries and wages	281	849
Consumable materials	169	1,862
Electricity costs	105	338
Cash-settled share-based expense (note 10.1(a))	9	–
On mine administration	220	297

	18,960	19,850

7	Net foreign exchange (loss) gain

On October 1, 2018 the RBZ issued a directive to Zimbabwean banks to separate foreign currency from RTGS$ in the accounts held by their clients and pegged the RTGS$ at 1:1 to the US Dollar. On February 20, 2019 the RBZ issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollar and traded at 22,055.47 RTGS$ to 1 US Dollar as at March 31, 2024 (December 31, 2023: 6,104.72 RTGS$).

On April 5, 2024 the Reserve Bank of Zimbabwe issued a Monetary Statement policy that introduced a structured currency (which is generally defined as a currency that is pegged to a specific exchange rate or currency basket and backed by a bundle of foreign exchange assets (potentially including gold). The structured currency called the ZiG replaced the RTGS$ from the said date. Banks were instructed to convert the RTGS$ balances into the new currency to foster simplicity, certainty, and predictability in monetary and financial affairs. The new currency will co-circulate with other foreign currencies in the economy. 75% of gold sales proceeds were received in US Dollar and the remainder in RTGS$ during the quarter. Post introduction of the ZiG, 75% of gold proceeds were received in US Dollar and the remainder in ZiG.

The US Dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

11

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

7	Net foreign exchange (loss) gain (continued)

The table below illustrates the effect the weakening of the RTGS$ and other foreign currencies had on the consolidated statement of profit or loss.

	2024	2023

Net unrealised foreign exchange (loss) gain	(574)	1,749
Taxation foreign exchange gains	1,297	1,694
VAT receivable foreign exchange losses	(1,292)	(304)
Other unrealised foreign exchange (losses) gains	(579)	359

Net realised foreign exchange loss	(3,565)	(216)
Bullion sales receivable foreign exchange losses	(1,293)	(301)
Cash and cash equivalents foreign exchange losses	(1,130)	(384)
VAT receivables foreign exchange losses	(364)	(66)
Trade and other payables foreign exchange (losses) gains	69	1,217
Other realised foreign exchange losses	(847)	(682)

Net foreign exchange (loss) gain	(4,139)	1,533

8	Administrative expenses

	2024	2023

Investor relations	135	163
Audit fee	79	69
Advisory services fees	244	3,427
Listing fees	149	239
Directors fees – Company	170	172
Directors fees – Blanket	19	15
Employee costs	1,205	1,380
Other office administration cost	52	67
Information technology and communication cost– Group related	83	29
Management liability insurance	353	243
Travel costs	122	134
	2,611	5,938

12

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

9	Derivative financial instruments

The fair value of derivative financial instruments not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where available. The company did not apply hedge accounting to the derivative financial instruments and all fair value losses were recorded in the consolidated statements of profit or loss and other comprehensive income. Transaction costs are recognised in profit or loss as incurred.

Derivative financial instrument expenses		2024	2023

Put options	9.1(a)	302	434
		302	434

9.1	Derivative financial assets

		2024	December 31, 2023

Put options	9.1(a)	26	88
		26	88

(a)	Put options

From December 2022 to the date of approval of these financial statements the Company had the following put options to hedge our gold price risk:

Purchase date	Ounces hedged	Strike price	Period of hedge
December 22, 2022	16,672	$1,750	December 2022 - May 2023
May 22, 2023	28,000	$1,900	June - December 2023
December 19, 2023	12,000	$1,950	January - March 2024
March 7, 2024	12,000	$2,050	April to June 2024
April 10, 2024	12,000	$2,100	July to September 2024

The put options were entered into to protect the Company against gold prices lower than the strike price over the period hedged. The options are “out-of-the-money" put options which lock in a minimum price over the number of ounces that are subject to the hedge for an initial option price. These arrangements carry no further financial obligations, such as margin calls.

All put options were classified as level 1 in the fair value hierarchy.

13

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

10	Share-based payments

10.1	Cash-settled share-based payments

(a)	Restricted Share Units and Performance Units

Certain management and employees within the Group are granted Restricted Share Units (“RSUs”) and Performance Units (”PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”). All RSUs and PUs were granted and approved at the discretion of the Compensation Committee of the Board of Directors.

RSUs vest three years after grant date given that the service conditions of the relevant employees have been fulfilled. The value of the vested RSUs is the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the OEICP, on the date of settlement.

PUs have a performance condition based on gold production and, in recent awards, average normalised controllable cost per ounce of gold and a performance period of one to three years. The number of PUs that vest will be the relevant portion of the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price. PUs have rights to dividends only after they have vested.

RSUs and PUs allow for settlement of the vesting date value in cash or, subject to conditions, shares issuable at fair market value or a combination of both at the discretion of the unitholder.

The fair value of the RSUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. The fair value of the PUs at the reporting date was based on the Black Scholes option valuation model. At the reporting date it was assumed that there is a 93%-100% probability that the performance conditions will be met and therefore a 93%-100% (2023: 93%-100%) average performance multiplier was used in calculating the estimated liability.

The liability as at March 31, 2024 amounted to $754 (December 31, 2023: $1,294). Included in the liability as at March 31, 2024 is an amount of $99 (2023: $394) that was expensed and classified as production costs; refer to note 6.

14

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

10	Share-based payments (continued)

10.1	Cash-settled share-based payments (continued)

(a)	Restricted Share Units and Performance Units (continued)

The cash-settled share-based expense for PUs for the period amounted to $53 (2023: $280). During the period PUs to the value of $79 were settled in share capital (net of employee tax) (2023: $351) with the employee tax portion recognised in profit or loss.

On April 8, 2024 167,935 PUs were granted to certain management and employees within the Group.

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on:

	March 31, 2024	December 31, 2023
	PUs	PUs
Risk free rate	3.88%	3.88%
Fair value (USD)	11.07	12.20
Share price (USD)	11.07	12.20
Performance multiplier percentage	93-100%	93-100%
Volatility	0.76	0.90

Share units granted:	PUs	PUs
Grant - January 11, 2021	35,341	56,244
Grant - May 14, 2021	482	964
Grant - June 1, 2021	375	1,310
Grant - June 14, 2021	199	398
Grant - September 6, 2021	229	458
Grant - September 20, 2021	230	460
Grant - October 1, 2021	508	1,016
Grant - October 11, 2021	225	450
Grant - November 12, 2021	923	1,846
Grant - December 1, 2021	225	900
Grant - January 11, 2022	41,386	75,198
Grant - January 12, 2022	556	825
Grant - May 13, 2022	1,894	2,040
Grant - June 1, 2022	–	1,297
Grant - July 1, 2022	1,899	2,375
Grant - October 1, 2022	1,800	2,024
Grant - April 7, 2023	73,464	79,521
Grant - May 15, 2023	–	581
Grant - June 1, 2023	617	617
Grant - June 7, 2023	572	572
Grant - August 10, 2023	5,514	5,514
Grant - September 1, 2023	1,617	1,617
Grant - October 3, 2023	14,258	14,258
Settlements/ terminations	(62,540)	(68,171)
Total awards outstanding	119,774	182,314

15

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

10	Share-based payments (continued)

10.2	Equity-settled share-based payments

(a)	EPUs

PUs which are classified as equity-settled (i.e. there is no option to vest in cash) (“EPUs”) have a performance condition based on gold production, average normalised controllable cost per ounce of gold and a performance period of three years. The number of EPUs that vest will be the relevant portion of the EPUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

EPUs have rights to dividends only after they have vested.

The shares issued are subject to a minimum holding period of until at least the first anniversary of the EPUs vesting date.

The fair value of the EPUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance percentage. At the reporting date it was assumed that there is a 100% probability that the performance conditions will be met and therefore a 100% performance multiplier was used in calculating the expense. The equity-settled share-based expense for EPUs as at March 31, 2024 amounted to $201 (2023: $110).

The following assumptions were used in estimating the fair value of the equity-settled share-based payment that are in issue on:

Grant date	January 24, 2022	April 7, 2023
Number of units - remaining at reporting date	113,693	80,773
Share price (USD) - grant date	11.50	16.91
Fair value (USD) - grant date	10.15	15.33
Performance multiplier percentage at grant date	100%	100%

On April 8, 2024 125,433 EPUs were granted to certain management within the Group.

11	Other expenses

	2024	2023

Intermediated Money Transaction Tax*	254	382
Community and social responsibility cost	346	258
	600	640

*	Intermediated Money Transfer Tax ("IMTT”) is tax chargeable in Zimbabwe on transfer of physical money, electronically or by any other means, between two or more persons. IMTT is levied at a rate of 2% on RTGS transactions and 1% on foreign currency transactions.

16

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

12	Finance income and finance cost

	2024	2023

Finance income received - Bank	6	5

Unwinding of rehabilitation provision (note 21)	198	66
Finance cost - Leases	3	6
Finance cost - Overdraft and term loans	357	200
Finance cost - Solar loan notes payable (note 22.1)	174	25
Finance cost - Motapa loan notes payable	–	475
	732	772

17

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

13	Exploration and evaluation assets

	Bilboes Gold	Motapa	Maligreen	GG	Sabiwa	Abercorn	Valentine	Total

Balance at January 1, 2023	–	7,844	5,626	3,723	294	27	65	17,579
Acquisition costs:
- Bilboes Gold	73,198	–	–	–	–	–	–	73,198
Decommissioning asset acquired	–	1,466	152	–	–	–	–	1,618
Exploration costs:
- Consumables and drilling	–	903	102	–	–	–	–	1,005
- Contractor	–	2	–	–	–	–	–	2
- Labour	–	377	111	–	–	–	–	488
- Power	–	–	7	–	–	–	–	7
- Other	375	–	–	–	–	–	–	375
Balance at December 31, 2023	73,573	10,592	5,998	3,723	294	27	65	94,272
Exploration costs:
- Consumables and drilling	–	209	2	–	–	–	–	211
- Contractor	–	–	5	–	–	–	–	5
- Labour	–	115	–	51	–	–	–	166
- Power	–	–	–	–	–	–	–	–
- Other	48	–	–	–	–	–	–	48
Balance at March 31, 2024	73,621	10,916	6,005	3,774	294	27	65	94,702

18

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

14	Property, plant and equipment

Cost	Land and Buildings	Right of use assets	Mine development, infrastructure and other	Assets under construction and decommissioning assets	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant&	Total

Balance at January 1, 2023	15,194	525	82,154	46,453	70,485	1,563	3,314	14,138	233,826
Additions*	–	–	–	28,276	538	335	294	163	29,606
Impairments~	–	–	(872)	–	(36)	–	–	–	(908)
Disposals	–	–	–	–	(33)	–	–	–	(33)
Reallocate to assets held for sale	–	–	–	–	–	–	–	(14,301)	(14,301)
Reallocations between asset classes	1,492	–	37,116	(39,099)	491	–	–	–	–
Foreign exchange movement	–	(24)	–	(2)	–	(37)	(3)	–	(66)
Balance at December 31, 2023	16,686	501	118,398	35,628	71,445	1,861	3,605	–	248,124
Additions*	–	–	–	3,612	(16)	2	–	–	3,598
Reallocations between asset classes	–	–	–	131	(131)	–	–	–	–
Foreign exchange movement	–	(5)	–	(1)	–	(10)	(1)	–	(17)
Balance at March 31, 2024	16,686	496	118,398	39,370	71,298	1,853	3,604	–	251,705

*	Included in additions is the change in estimate for the decommissioning asset of ($788) (2023: $1,962) due to change in the Life of Mine (“LoM”) estimate to 2041.
&

The solar plant was fully commissioned on February 2, 2023 and the sale agreement between Caledonia Mining Corporation Plc and Caledonia Mining Services (Private) Limited was concluded for the sale of the solar plant.  Depreciation on the solar plant commenced on February 2, 2023 and the power purchase agreement, between Caledonia Mining Services (Private) Limited and Blanket Mine, became effective. From September 28, 2023 the solar plant is classified as held for sale.

In December 2022, the Caledonia board approved a proposal for Caledonia Mining Services (Private) Limited (which owns the solar plant) to issue loan notes pursuant to a loan note instrument (“bonds”) up to a value of $12 million. The decision was taken in order to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market. Refer to note 22.1 for more information on these loan notes.

~	On June 27, 2023 the decision was taken to place the Bilboes oxide mine on care and maintenance as the cost related to removing the waste and accessing the orebody could exceed the benefit from the gold revenues to be received. The impairment loss that was recognised amounted to a carrying value of $851 on impairing the Bilboes oxide asset classified under mine development, infrastructure and other. Mining and metallurgical processing continued at the Bilboes oxide mine until the end of September 2023 when the contract miner's notice period came to an end. Leaching of material that has already been deposited on the leach pad will continue while the revenue from these activities contributes to the cost of the asset. Oxide mining and processing will resume when the stripping of the waste for the sulphide project commences and can be economically justified.

19

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

14	Property, plant and equipment (continued)

Accumulated depreciation and Impairment losses	Land and Buildings	Right of use assets	Mine development, infrastructure and other	Assets under construction and decommissioning assets	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant	Total

Balance at January 1, 2023	8,350	230	12,368	693	29,257	1,100	2,845	–	54,843
Depreciation for the year	1,012	124	5,459	93	6,573	185	258	782	14,486
Assets held for sale	–	–	–	–	–	–	–	(782)	(782)
Accumulated depreciation impairments	–	–	(21)	–	(10)	–	–	–	(31)
Foreign exchange movement	–	(9)	–	–	–	(30)	(2)	–	(41)
Balance at December 31, 2023	9,362	345	17,806	786	35,820	1,255	3,101	–	68,475
Depreciation for the period	279	31	1,480	23	1,901	43	62	–	3,819
Foreign exchange movement	–	(4)	–	–	–	(8)	(1)	–	(13)
Balance at March 31, 2024	9,641	372	19,286	809	37,721	1,290	3,162	–	72,281

Carrying amounts
At December 31, 2023	7,324	156	100,592	34,842	35,625	606	504	–	179,649
At March 31, 2024	7,045	124	99,112	38,561	33,577	563	442	–	179,424

20

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

15	Inventories

	2024	December 31, 2023

Consumable stores*	19,206	18,001
Gold in progress @	1,336	2,303
	20,542	20,304

*	Included in consumables stores is an amount of ($1,793) (December 31, 2023: ($1,793)) for provision for obsolete stock for items that are not compatible with plant and equipment currently in use.
@	Gold work in progress balance as at March 31, 2024 consists of 1,656 ounces (December 31, 2023: 3,057 ounces).

16	Trade and other receivables

	2024	December 31, 2023

Bullion sales receivable	3,879	5,403
VAT receivables	3,152	4,259
Deposits for stores, equipment and other receivables	527	290
	7,558	9,952

The carrying value of trade receivables is considered a reasonable approximation of fair value and are short term in nature. No provision for expected credit losses was recognised in the current or prior period as none of the debtors were past due and there has been no doubtful debt on debtors. Up to the date of approval of these financial statements all of the outstanding bullion sales receivable were settled in full. The Company allocated the VAT receivables equating to $0.74 million on March 25, 2024 against liabilities due for the March Quarterly Payment Dates (“QPD’s”) administrated by the Zimbabwe Revenue Authority.

17	Prepayments

	2024	December 31, 2023

Caledonia Mining South Africa (Proprietary) Limited (“CMSA”) suppliers	269	527
Blanket Mine third party suppliers	3,462	1,746
Other prepayments	216	265
	3,947	2,538

21

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

18	Cash and cash equivalents

	2024	December 31, 2023

Bank balances	1,831	4,252
Restricted cash *	–	2,456
Cash and cash equivalents	1,831	6,708
Bank overdrafts and short term loans used for cash management purposes	(15,991)	(17,740)
Net cash and cash equivalents	(14,160)	(11,032)

*	Cash of $2,456 (denominated in RTGS$) held by Blanket Mine was earmarked by Stanbic Bank Zimbabwe as a letter of credit in favour of CMSA. The letter of credit was issued by Stanbic Bank Zimbabwe on November 28, 2023 and settled in January, 2024. The cash on maturity was transferred to CMSA’s bank account, denominated in South African Rands.

	Date drawn	Expiry	Repayment term	Principal value	Balance drawn at March 31, 2024
Overdraft facilities and term loans
Stanbic Bank - RTGS$ denomination	September 2023	June 2024	On demand	RTGS$350 million	$Nil million
Stanbic Bank - USD denomination	September 2023	June 2024	On demand	$4 million	$3.9 Million
Ecobank - USD denomination	November 2022	December 2024	On demand	$5 million	$5.1 million
Nedbank Zimbabwe - USD denomination	April 2023	April 2025	On demand	$7 million	$5.0 million
CABS - USD denomination	August 2023	July 2024	On demand	$2 million	$2 million
CABS - USD denomination	March 2023	March 2027	On demand	$3 million	$Nil million

22

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

19	Assets and liabilities associated with assets held for sale

	2024	December 31, 2023
Non-current assets held for sale
Solar plant	13,486	13,519

Liabilities associated with assets held for sale
Site restoration liability	96	128

In the second quarter of 2023 management embarked on a marketing process to locate a buyer for the Company’s solar plant located next to Blanket Mine. Various offers were received and a counterparty with a non-binding offer was given exclusivity to further negotiate the sale of the plant after proving their ability to operate and fund solar plants of similar size and complexity. The offer was received from a reputable global renewable energy operator and management is in an advanced stage of executing agreements to sell the solar plant. It is proposed that the new owners will exclusively supply Blanket with electricity from the plant, on a take-or-pay basis and in doing so secure Blanket’s future power supply. This has the benefit of realising a cash profit on the sale of the plant and generate cash for reinvestment in our gold projects. In addition, management can focus on Caledonia’s core business of gold mining.

On September 28, 2023 the Board approved management to negotiate the sale of the solar plant with the potential buyer. The assets were available for sale in their condition on September 28, 2023 and therefore met the criteria to be classified as held for sale.

Management determined the value of the carrying amount as the lower of the fair value less cost to sell and the carrying amount. The proceeds of the disposal are expected to substantially exceed the carrying amount of the related net assets and accordingly no impairment losses have been recognised on the classification of the solar plant. The asset was classified as property, plant and equipment before the reclassification to assets held for sale.

The change in estimate for the liability held for sale is due to the Blanket Mine’s LoM that was extended to 2041 (that is inclusive of inferred resources and is based on an internal estimate representing management’s best estimate of the LoM inclusive of the latest drilling results).

23

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

20	Share capital

Authorised

Unlimited number of ordinary shares of no par value.

Unlimited number of preference shares of no par value.

Issued ordinary shares

	Number of fully paid shares	Amount

January 1, 2023	12,833,126	83,471
Shares issued:
- share-based payment - employees (note 10.1(a))	24,389	351
- equity raise*	1,207,514	15,569
- Bilboes Gold Limited acquisition	5,123,044	65,677
December 31, 2023	19,188,073	165,068
Shares issued:
- share-based payment - employees (note 10.1(a))	6,452	79
March 31, 2024	19,194,525	165,147

*

Gross proceeds of $10,770 with a transaction cost of $846 were raised by issuing depository interests on the AIM of the London Stock Exchange

Gross proceeds of $5,850 with a transaction cost of $205 were raised by issuing depository receipts on the VFEX.

During quarter one of 2023, Mark Learmonth, Chief Executive Officer, and Toziyana Resources Limited, a company affiliated with Victor Gapare, executive Director of the Company, subscribed for 3,587 and 11,000 depositary interests respectively in the equity raise.

21	Provisions

Site restoration

Site restoration relates to the estimated cost of closing down the mines and projects and represent the site and environmental restoration costs, estimated to be paid as a result of mining activities or previous mining activities. For the Blanket Mine site restoration costs are capitalised in property, plant and equipment with an increase in the provision at the net present value of the estimated future and inflated cost of site rehabilitation. Subsequently the capitalised cost is amortised over the life of the mine and the provision is unwound over the period to estimated restoration. For properties in the exploration and evaluation phase, such as the Bilboes, Maligreen and Motapa projects, site restoration costs are capitalised in exploration and evaluation assets with an increase in the provision at the undiscounted value of the estimated cost of site rehabilitation. Subsequently the costs capitalised are not amortised and the provision is not unwound.

24

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

21	Provisions (continued)

Reconciliation of site restoration provision	March 31, 2024	December 31, 2023

Blanket Mine
Balance January 1	4,766	2,823
Unwinding of discount (note 13)	198	109
Change in estimate (Blanket) (note 14)*	(788)	1,834
Balance	4,176	4,766

Motapa, Maligreen and Bilboes
Balance January 1	6,219	135
Change in estimate (Motapa) (note 13)	–	1,466
Change in estimate (Maligreen) (note 13)	–	152
Acquisition - (Bilboes)	–	4,466
Balance	6,219	6,219

Total balance	10,395	10,985

Current	–	–
Non-current	10,395	10,985
	10,395	10,985

*	The change in estimate is due the Blanket Mine’s LoM that was extended to 2041 (that is inclusive of inferred resources and it based on an internal estimate representing management’s best estimate of the LoM inclusive of the latest drilling results).

The discount rate in calculating the present value of the Blanket Mine provision is 4.45% (2023: 4.14%) and is based on a risk-free rate and cash flows are estimated at an average 2.37% inflation (2023: 2.40%). The gross rehabilitation costs, before discounting, amounted to $5,950 (2023: $5,629) for Blanket Mine as at March 31, 2024.

The undiscounted gross rehabilitation costs for exploration and evaluation assets as March 31, 2024, amounted to $4,466 (2023: $4,466) for Bilboes Holdings, $1,466 (2023: $1,466) for Motapa and $287 (2023: $287) for Maligreen.

22	Loan note instruments

Loan note instruments - finance costs		2024	2023

Solar loan notes	22.1	174	25
Motapa loan notes		–	475
		174	500

25

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

22	Loan note instruments (continued)

Loan note instruments - financial liabilities		2024	December 31, 2023

Solar loan notes	22.1	7,070	7,112
Motapa loan notes		–	–
		7,070	7,112

Current		665	665
Non-current		6,405	6,447
		7,070	7,112

22.1	Solar loan notes

Following the commissioning of Caledonia’s wholly owned solar plant on February 2, 2023, the decision was taken to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market by way of issuing loan notes pursuant to a loan note instrument (“bonds”). The bonds were issued by the Zimbabwean registered entity owning the solar plant, Caledonia Mining Services (Private) Limited. The bonds carry a fixed interest rate of 9.5% payable bi-annually and have a tenure of 3 years from the date of issue. The bond repayments are guaranteed by the Company. $7 million of bonds were in issue at the date of approval of these financial statements. All bonds were issued to Zimbabwean registered commercial entities. Subsequently these bonds were transferred to Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) a subsidiary of the Company.

A summary of the bonds is as follows:

	2024	December 31, 2023
Opening balance	7,112	–
Amounts received	–	7,000
Transaction costs	–	(105)
Finance cost accrued	174	549
Repayment - finance cost paid	(216)	(332)
Closing balance	7,070	7,112

Current	665	665
Non-current	6,405	6,447
	7,070	7,112

In April 2024, CHZ issued loan notes at the same interest rate, to the value of $2 million to Zimbabwean registered commercial entities. The bonds were issued to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market. The bonds have an interest rate of 9.5% payable bi-annually and have a tenor of 3 years from the date of issue. The bond repayments are guaranteed by the Company.

26

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

23	Trade and other payables

	2024	December 31, 2023

Trade payables	5,246	6,166
Electricity accrual	2,864	2,676
Audit fee	401	395
Dividends due	4,481	1,048
Other payables	1,271	692
Financial liabilities	14,263	10,977

Production and management bonus accrual - Blanket Mine	89	214
Other employee benefits - other	1,209	3,817
Leave pay	2,968	2,655
Bonus provision	70	190
Accruals	2,243	2,650
Non-financial liabilities	6,579	9,526
Total	20,842	20,503

24	Cash flow information

Non-cash items and information presented separately on the statements of cash flows statement:

	2024	2023

Operating profit	6,073	(1)
Adjustments for:
Unrealised foreign exchange gains (note 7)	574	(1,749)
Fair value loss on derivative instruments (note 9)	302	434
Cash-settled share-based expense (note 10.1)	53	280
Cash-settled share-based expense included in production costs (note 10.1)	99	394
Cash portion of cash-settled share-based expense	(613)	(1,672)
Equity-settled share-based expense (note 10.2)	201	110
Depreciation (note 14)	3,819	2,255
Cash generated from operations before working capital changes	10,508	51
Inventories	(272)	(71)
Prepayments	(1,640)	738
Trade and other receivables	1,157	(59)
Trade and other payables	(3,218)	5
Cash generated from operations	6,535	664

27

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

25	Operating Segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Blanket Mine, Bilboes oxide mine, exploration and evaluation assets (“E&E projects”) and South Africa describe the Group's reportable segments. The Blanket operating segment comprises Caledonia Holdings Zimbabwe (Private) Limited, Blanket Mine (1983) (Private) Limited, Blanket’s satellite projects and Caledonia Mining Services (Private) Limited (“CMS”). The Bilboes oxide mine segment comprises the oxide mining activities. The E&E projects segment includes the exploration and evaluation activities of the Bilboes sulphide project as well as the Motapa and Maligreen projects. The South African segment represents the sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company (Caledonia Mining Corporation Plc) and Greenstone Management Services Holdings Limited (a UK company) are responsible for corporate administrative functions within the Group and contribute to the strategic decision making process of the CEO and are therefore included in the disclosure below and combined with corporate and other reconciling amounts that do not represent a separate segment. Information regarding the results of each reportable segment is included below. Performance is measured based on profit before income tax, as included in the internal management report that is reviewed by the Group's CEO. Segment profit or exploration and evaluation cost is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. The accounting policies of the reportable segments are the same as the Group’s accounting policies.

Information about reportable segments

For the three months ended March 31, 2024	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	37,695	–	833	–	–	–	38,528
Inter-segmental revenue	–	3,788	–	–	(3,788)	–	–
Royalty	(1,892)	–	(42)	–	–	–	(1,934)
Production costs	(18,501)	(3,308)	(784)	–	3,633	–	(18,960)
Depreciation	(4,007)	(33)	–	–	232	(11)	(3,819)
Net foreign exchange (loss) gain	(4,243)	(36)	(60)	–	(5)	205	(4,139)
Administrative expenses	(51)	(513)	(1)	(2)	2	(2,046)	(2,611)
Net derivative financial instrument expense	–	–	–	–	–	(302)	(302)
Equity-settled share-based expense	–	–	–	–	–	(201)	(201)
Cash-settled share-based expense	–	–	–	–	–	(53)	(53)
Other expenses	(593)	–	(7)	–	–	–	(600)
Other income	65	1	–	–	(2)	100	164
Management fee	(682)	682	–	–	–	–	–
Finance income	–	159	–	–	(683)	530	6
Finance cost	(893)	(2)	(89)	(21)	683	(410)	(732)
Profit (loss) before tax	6,898	738	(150)	(23)	72	(2,188)	5,347
Tax expense	(2,306)	(224)	–	–	–	–	(2,530)
Profit (loss) after tax	4,592	514	(150)	(23)	72	(2,188)	2,817

28

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

25	Operating Segments (continued)

Information about reportable segments (continued)

As at March 31, 2024	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Segment assets:
Non-Current (excluding intercompany)	188,112	794	–	93,367	(5,212)	(2,754)	274,307
Current (excluding intercompany, including Assets held for sale)	45,574	2,054	–	666	(1,662)	838	47,470
Expenditure on evaluation and exploration assets (note 13)	–	–	–	430	–	–	430
Expenditure on property, plant and equipment (note 14)	3,641	108	–	–	(151)	–	3,598
Assets held for sale (note 19)	13,486	–	–	–	–	–	13,486
Intercompany balances	47,378	16,893	(90)	–	(149,135)	84,954	–

Segment liabilities:
Non-current (excluding intercompany)	(16,212)	–	–	(5,932)	4	(471)	(22,611)
Current (excluding intercompany)	(30,207)	(1,857)	–	(2,030)	–	(4,056)	(38,150)
Intercompany balances	(21,275)	(35,458)	–	(6,342)	149,135	(86,060)	–

For the three months ended March 31, 2023	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	29,263	–	172	–	–	–	29,435
Inter-segmental revenue	–	2,109	–	–	(2,109)	–	–
Royalty	(1,471)	–	(9)	–	–	–	(1,480)
Production costs	(16,079)	(2,111)	(3,346)	–	1,686	–	(19,850)
Depreciation	(2,794)	(36)	–	–	585	(10)	(2,255)
Net foreign exchange gain (loss)	859	(65)	(4)	–	354	389	1,533
Administrative expenses	(39)	(676)	(216)	–	–	(5,007)	(5,938)
Net derivative financial instrument expense	–	–	–	–	–	(434)	(434)
Equity-settled share-based expense	–	–	–	–	–	(110)	(110)
Cash-settled share-based expense	–	–	–	–	394	(674)	(280)
Other expenses	(638)	–	(2)	–	–	–	(640)
Other income	5	13	–	–	–	–	18
Management fee	(560)	560	–	–	–	–	–
Finance income	–	122	–	–	(983)	866	5
Finance cost	(518)	(5)	(1)	–	983	(1,231)	(772)
Profit (loss) before tax	8,028	(89)	(3,406)	–	910	(6,211)	(768)
Tax expense	(2,992)	(73)	–	–	(137)	(300)	(3,502)
Profit (loss) after tax	5,036	(162)	(3,406)	–	773	(6,511)	(4,270)

29

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

25	Operating Segments (continued)

Information about reportable segments (continued)

As at March 31, 2023	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Segment assets:
Non-Current (excluding intercompany)	181,191	713	872	85,020	(6,685)	7,958	269,069
Current (excluding intercompany)	32,620	2,012	–	3,081	(11)	13,197	50,899
Expenditure on evaluation and exploration assets (note 13)	–	–	–	71,550	–	–	71,550
Expenditure on property, plant and equipment (note 14)	16,346	27	–	–	(1,824)	(11,438)	3,111
Intercompany balances	43,984	13,135	–	–	(139,737)	82,618	–

Segment liabilities:
Current (excluding intercompany)	(30,079)	(2,234)	–	(2,879)	–	(12,030)	(47,222)
Non-current (excluding intercompany)	(11,902)	(69)	–	(730)	(37)	(458)	(13,196)
Intercompany balances	(22,930)	(34,673)	–	(6,296)	139,737	(75,838)	–

Major customer

Revenues received from Fidelity amounted to $7,012 (2023: $29,435) for the three months ended March 31, 2024.

The Group has made $31,516 (2023: $Nil) of sales to AEG up to March 31, 2024, representing 14,687 ounces (2023: Nil ounces). Management believes this new sales mechanism reduces the risk associated with selling and receiving payment from a single refining source in Zimbabwe. It may allow for the Company to raise debt funding secured against offshore gold sales.

The Bullion trade receivables outstanding have been paid in full, after the year end.

26	Subsequent events

There were no significant subsequent events between March 31, 2024 and the date of issue of these financial statements other than included in the preceding notes to the condensed consolidated interim financial statements.

27	Going concern

The directors have, at the time of approving these consolidated financial statements, a reasonable expectation that Caledonia has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing these consolidated financial statements.

30

Caledonia Mining Corporation Plc

For the period ended March 31, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

Additional information

DIRECTORS AND OFFICERS at May 13, 2024

BOARD OF DIRECTORS	OFFICERS
J. L. Kelly (2) (3) (5) (7)	M. Learmonth (4) (5) (6) (7)
Non-executive Director	Chief Executive Officer
Connecticut, United States of America	Jersey, Channel Islands

J. Holtzhausen (1) (2) (3) (4) (5)	C.O. Goodburn (5) (6)
Chairman Audit Committee	Chief Financial Officer
Non-executive Director	Johannesburg, South Africa
Cape Town, South Africa
A. Chester (6) (7)
M. Learmonth (4) (5) (6) (7)	General Counsel, Company Secretary and Head of
Chief Executive Officer	Risk and Compliance
Jersey, Channel Islands	Jersey, Channel Islands

N. Clarke (3) (4) (5) (7)	J. Mufara (4) (5) (6)
Non-executive Director	Chief Operating Officer
East Molesey, United Kingdom	Johannesburg, South Africa

G. Wildschutt (1) (3) (5) (7)	BOARD COMMITTEES
Non-executive Director	(1) Audit Committee
Johannesburg, South Africa	(2) Compensation Committee
(3) Nomination and Corporate Governance Committee
G. Wylie (1) (2) (3) (4) (5)	(4) Technical Committee
Non-executive Director	(5) Strategic Planning Committee
Malta, Europe	(6) Disclosure Committee
(7) ESG Committee
V. Gapare (4) (5) (7)
Executive Director
Harare, Zimbabwe

T. Gadzikwa (1) (2) (3) (5)
Non-executive Director
Johannesburg, South Africa

31

Caledonia Mining Corporation Plc

For the period ended March 31, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

Additional information

CORPORATE DIRECTORY as at May 13, 2024

CORPORATE OFFICES
Jersey
Head and Registered Office
Caledonia Mining Corporation Plc
B006 Millais House
Castle Quay
St Helier
Jersey JE2 3NF

South Africa
Caledonia Mining South Africa Proprietary Limited
No. 1 Quadrum Office Park
Constantia Boulevard
Floracliffe
South Africa

Zimbabwe
Caledonia Holdings Zimbabwe (Private) Limited
P.O. Box CY1277
Causeway, Harare
Zimbabwe

Capitalisation (May 13, 2024)
Authorised:	Unlimited
Shares, Warrants and Options Issued:
Shares:	19,194,860
Options:	20,000

SHARE TRADING SYMBOLS
NYSE American - Symbol “CMCL”
AIM - Symbol “CMCL”
VFEX - Symbol “CMCL”

BANKER
Barclays
Level 11
1 Churchill Place
Canary Wharf
London E14 5HP

NOMINATED ADVISOR
Cavendish Securities PLC
One Bartholomew Close
London EC1A 7BL
United Kingdom
Tel: +44 20 7220 0500

MEDIA AND INVESTOR RELATIONS
Capital Market Communication Ltd (Camarco)
40 Strand
London WC2N 5RW
United Kingdom
Tel: +44 20 7138 3204
SOLICITORS
Mourant Ozannes (Jersey)
22 Grenville Street
St Helier
Jersey
Channel Islands

Borden Ladner Gervais LLP (Canada)
Suite 4100, Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3Y4
Canada

Memery Crystal LLP (United Kingdom)
165 Fleet Street
London EC4A 2DY
United Kingdom

Dorsey & Whitney LLP (US)
TD Canada Trust Tower
Brookfield Place
161 Bay Street
Suite 4310
Toronto, Ontario
M5J 2S1
Canada

Gill, Godlonton and Gerrans (Zimbabwe)
Beverley Court
100 Nelson Mandela Avenue
Harare, Zimbabwe

Bowman Gilfillan Inc (South Africa)
11 Alice Lane
Sandton
Johannesburg
2196

AUDITOR
BDO South Africa Incorporated
Wanderers Office Park
52 Corlett Drive
Illovo 2196
South Africa
Tel: +27(0)10 590 7200

REGISTRAR AND TRANSFER AGENT
Computershare
150 Royall Street,
Canton,
Massachusetts, 02021
Tel: +1 800 736 3001 or +1 781 575 3100

32